May 17, 2005


Via Facsimile (616) 752-2500 and U.S. Mail

Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Portsmouth, Ohio 45662

RE:	ASB Financial Corp.
      Schedule 13E-3 as amended May 4, 2005
      File no. 5-50215

      Preliminary Schedule 14A as amended May 4, 2005
      File no. 0-25906

Dear Ms. Abare:

      We have the following comments on the above-referenced filings.
The defined terms we use here have the same meaning as in the proxy statement, unless otherwise indicated.

Fairness of the Stock Splits, page 20

1. It appears that your transaction lacks the procedural safeguards set forth in Item 1014 of Regulation M-A. Please expand your disclosure to explain why the Board believes the transaction is procedurally fair absent these protections. Without providing analysis, your disclosure on page 20 offers the conclusion that "(i)
the Fairness Opinion, (ii) the need to obtain the affirmative vote of the holders of at least a majority of the Common Shares, and (iii) the other matters discussed in the Proxy Statement as affording adequate procedural safeguards to unaffiliated shareholders without the extraordinary expense of multiple financial or legal advisors."
With regard to this conclusion, please expand your disclosure to:

* Explain why you believe the Fairness Opinion, which addresses only fairness from a financial point of view, is relevant to a finding of procedural fairness;
* Explain why you believe the affirmative vote of the majority is sufficient when affiliated shareholders own 25.28% of the stock
* Discuss the "other matters" to which you refer;

Closing Information

      Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

      Direct any questions to me at (202) 551-3345.


								Sincerely,




								Michael Pressman
								Special Counsel
								Office of Mergers and
Acquisitions
May 17, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE